Exhibit 99.1

Filed by: ThermoGenesis Corp.
Pursuant to Rule 425 under the Securities Act of 1933
Subject Company: ThermoGenesis Corp.
Commission File No.: 000-16375

ThermoGenesis Reports Fourth Quarter and Full Fiscal Year 2013 Financial Results

Thursday, August 29, 2013

2:00PM PT / 5:00PM ET

Operator

1.
Good day and welcome to the ThermoGenesis Corp. Fourth Quarter and Full Fiscal Year 2013 Financial Results Conference Call.  All sites are currently in a listen-only mode.  But please note there will be a question-and-answer session later on in the call.

2.
Also note today’s conference will be recorded and will be accessible both by phone and internet.  Please refer to the press release about this conference call on the Company’s website thermogenesis.com for further detail.

3.
The Company has asked that I read the following statement.  Management will make comments today that contain forward-looking statements.  Forward-looking statements are any statements that are made that are not historical facts.  These forward-looking statements are based on current expectations of the management team and there could be no assurance that such expectations will come to fruition.  Because forward-looking statements involve risk and uncertainties, ThermoGenesis’ actual results could differ materially from management’s current expectations.  Please refer to the press release, the Company’s Forms 10-K, 10-Q and other periodic SEC filings for information about factors that could cause different outcomes.  The information presented today is time-sensitive and is accurate only at this time.  If any portion of this call is rebroadcast, retransmitted or redistributed at a later date, ThermoGenesis will not be reviewing nor updating this material.

4.	I would now like to turn the conference over to Mr. Matthew Plavan, Chief Executive Officer of ThermoGenesis Corp. Please go ahead, sir.

Matthew Plavan

5.	Welcome everyone, and thank you for joining us today. With me is Dan Bessey, our Chief Financial Officer and Ken Harris, the Chief Executive Officer of TotipotentRx.

6.
During today’s call, we’ll first review our progress highlights for fiscal 2013, then Dan will provide a brief operational and financial results summary, then I’ll review the Company’s important upcoming milestones.

7.
I would like to start the call by dialing back the lens for a retrospective on our accomplishments this past year and how we are now positioned heading into 2014 for near term shareholder value creation. Through the proposed merger and other initiatives, we believe we are now poised to unlock the true potential of our cell processing and delivery technologies as we transform our organization into a fully integrated regenerative medicine company able to serve what is arguably the greatest opportunity in the history of healthcare, the multi-billion dollar markets emerging for curative regenerative medicine treatments. In fact, looking back to the time we began this transformation over two years ago, we charted our course for success according to four basic principles and we have methodically delivered against each of them. These principals for success are:

a.	One – Focus our efforts.

b.	Two – Drive growth in our base business

c.	Three – Reduce and maintain our operating expenses to align our cost structure with our evolving revenues.

d.	And four – Invest in our regenerative medicine business as the primary driver of our longer term growth strategy, including product development and clinical programs.

e.	The past 24 months hindsight reflects our positive track record:

i.	No doubt, we are now more focused –

1.
The products we sell today support our transition to applied regenerative medicine.  All other products have been divested and we have continued to improve the quality and features of our cell processing platforms.

2.
Our sales channels are substantially optimized and better focused on expanding our share in flat market geographies and leading in markets where growth is occurring. We have accelerated our global sales efforts by being direct in critical territories where we have the organic reach and by having single distribution representation in those regions where a partner is still the best channel strategy. We have regained greater control of our fate in China, S.E Asia and Europe, by taking back the distribution rights to the AXP from large global distributors to go direct or to engage smaller, more capable regional partners, better entrenched in key geographies to maximize our market effectiveness.  The final major step in this strategy was the termination of GE as our exclusive AXP distributor in North America announced today.  We are now in a direct supply arrangement with our customers in North America.  Dan will elaborate more fully on the long term benefits of this change later in the call.

ii.	Success with the first principal, focus, has led us to success with our second principal, driving growth in our base business.

1.
In Europe where there have been no new private or public banks to open in the past 12 months, we have won two new AXP accounts competitively, NHSBT in the UK and Crioestaminal in Portugal, and we expect to continue this streak into 2014.  In China, we are the first mover to automation via our exclusive distribution arrangement with Golden Meditech.

2.
Fiscal 2013 has also been a year of superb quality for our products and the AXP in particular.  Consistently ensuring world class quality and relentlessly striving for better quality is why we serve the best and largest cord blood banks on the planet.  Moreover, our consistent reliability has been instrumental to our effectiveness in gaining market share.  As we continue to raise the quality bar for automated cell processing and storage, we increase the distance between ourselves and our competitors and substantially raise the barriers to entry for new comers.

iii.
As for the third principal, controlling costs and living within our means, we have been appropriately frugal this past year, managing our operating costs that is, our cost before considering M&A and IP legal costs, were down from the prior year by $1.6 million.  Therefore, we have maintained a streamlined costs basis, better positioning our base business for cash generation in the near term to help fund our growth initiatives.

f.
Which leads me to the all-important fourth principal, investing in our regenerative medicine business as the primary driver of our longer term growth strategy. Over the past two years and especially the past year, we have demonstrated a serious commitment to the development of in-vivo clinical data supporting the efficacy of our products in a number of indications with the goal of providing surgeons and patients proof that their cells can be used safely and effectively to treat certain vascular and orthopedic conditions as well as hemotopoietic stem cell clinical initiatives including cord blood application advances. We have done so through co-sponsored clinical studies with our commercial partners TotiPotent and Spine Smith as well as academic institutions like the University of Naples, Italy and the University of California at Davis. And after quite some time in the making, this past July, we initiated in earnest our transformation to a regenerative medicine business through our investment in the proposed merger with our clinical research and product development partner, TotiPotent, to form Cesca Therapeutics, a fully integrated regenerative medicine company.

g.
To have a real shot at meaningful near term participation in the multi-billion dollar regenerative medicine markets for vascular, orthopedic and neural treatments, we know our transformation has to be swift and comprehensive.  Therefore, we believe finding the right partner in TotiPotent, at the right time, was key for us and our shareholders.

h.
This proposed merger is the natural result of a long-term successful commercial partnership with TotiRX. Upon consummation of the merger, we will be able to fully leverage the combination of our devices and patented platform technology with Toti’s differentiated, proprietary cell formulations and unparalleled hospital network and embedded CRO through Fortis Healthcare’s global reach to create a formula for developing fast, safe and effective therapies with enormous therapeutic and commercial potential.

i.
The merger agreement has been unanimously approved by the board of directors of each company, and we expect to close in the fourth quarter of calendar year 2013.  The merger is, of course, subject to customary closing conditions, certain financial conditions and approval by the shareholders of both companies.

8.
In fact, before I turn the call over to Dan for a review of the numbers and operational results, Ken Harris has joined us here today and I would like to ask him to provide an update of the ongoing initiatives at TotiRx and to talk a little bit about the results of some of our recent joint commercial efforts.  Ken?

Ken Harris

9.	Thank you, Matt. And thanks to those joining us for today’s call.

10.
Just to review, TotiRx is a leading regenerative medicine company that is engaged in the research, development and commercialization of cell-based therapeutics.  The company currently has eight autologous cell therapies in various stages of clinical development targeting areas of high unmet medical need, including osteoarthritis, avascular necrosis and critical limb ischemia.   We also anticipate enrollment to begin in the AMIRST trial by December 2013 which is the first of its kind allowing the treatment of primary acute myocardial infarction patients having low ejection fractions.  This treatment delivers an autologous cellular therapy, and is completed in one procedure in under 60 minutes in the heart catheratization lab.

11.
Through our strategic partnership with Fortis Healthcare, an esteemed chain of specialty hospitals networked throughout India and Asia, we have assembled one of the industry's most experienced cell therapy CRO team, along with an unmatched footprint in India, to execute at every level of both our’s and our client's clinical trials, providing complete and seamless cellular therapies and device clinical services, improving efficiency, and delivering better clinical trial outcomes to any type of project in regenerative medicine.

12.
In partnership with the Fortis Memorial Research Institute; we announced the successful launch of their pediatric bone marrow transplant program at the Fortis-TotipotentRx Centre for Cellular Medicine in New Delhi, India.  The new program recently achieved its first 100-day survival milestone following an allogeneic bone marrow engraftment in a pediatric patient with aplastic anemia using a donor with ABO-incompatible bone marrow.  The successful transplant was performed using ThermoGenesis’ AXP® AutoXpress® System, and as mentioned we anticipate ramping this program providing sophisticated allogeneic and autologous hematopoietic stem cell transplants in the severely underserved global Indian population.  This week alone we will do six transplants – five of them being medically challenging mismatched allogeneic bone marrows.  The fully vetted and approved protocols we have developed using ThermoGenesis’ AXP platform reduce the transplant related risks in these children suffering from life threatening diseases such as genetic diseases including sickle cell anemia and thalassemia major and blood based cancers including multiple myeloma.

13.
Speaking about our recent joint announcement between Thermo and Toti in August, TotiRx has been using ThermoGenesis devices and equipment in our clinical trial work and our cord blood banking businesses for some time, and the superior performance of this technology is an integral component of the success of our clinical trial work.  It’s important to highlight that this equipment, already being in place and integrated into our development platform, will make initiation of the next phase of clinical trials for CESCA’s pipeline that much faster and more efficient.

14.
On behalf of TotiRx, I would like to emphasize our enthusiasm for the proposed merger.  It creates a combined company with enormous potential for value creation in an area of medicine that is taking leaps in terms of therapeutic potential.

15.	With that I’ll turn the call to Dan for ThermoGenesis’ financial and operational review…

Dan Bessey

16.
Thank you, Ken, and good afternoon everyone.  Today I will begin with a review of our financial results for the full year and fourth quarter, followed by an update on the status of the regulatory filings required for the Cesca merger and I will conclude with our thoughts on the funding mechanisms for our clinical trials.

17.
Before I get into the financial results, I will discuss four strategic initiatives that impacted our financial results in fiscal 2013.  Additionally, certain of these initiatives will impact our near-term financial results while others should have longer term sustained benefits to our results.

18.
First, as Matt mentioned earlier we terminated our agreement with GE as our distributor for the AXP in the U.S. and Canada.  This territory was the only remaining geography in which GE served as our AXP distributor after we took back Europe and Asia from GE about a year ago. Taking it back is the final step in our stated strategy to consolidate our cord blood products into a single channel per region, or to sell directly in regions where we have sufficient reach.

19.
There are significant benefits that have, and will continue to accrue to us from this strategy. With cord blood collections in the US and EU flat or declining, private banks are looking for ways to reverse this trend by enhancing the clinical value of cord blood collected and to identify other ways to leverage their infrastructure to grow their revenues. A direct relationship with our key customers, especially in North America will allow us to more effectively leverage Cesca’s clinical and scientific capabilities to help them achieve their goals. We can now offer our customers the ability to generate clinical data to demonstrate uses for cord blood beyond bone marrow transplants, through rapid, cost effective clinical studies performed by our clinical research organization.  Furthermore, we are better positioned to offer new products to sell to their existing base of customers. And lastly, we expect to achieve better economics where we are providing our products directly as we do not have the higher overhead that large distributors carry. This translates into more competitive bidding for us in our markets and more profitable business to us.

20.
In conjunction with the termination of the GE distribution agreement, we expect that inventory rebalancing will result in lower AXP orders as GE winds down its inventories. In fact, GE began to rebalance their inventory levels in the fourth fiscal quarter of 2013 by placing no new AXP orders, which resulted in a reduction of revenues for the quarter of approximately $700 to 800K.  We expect the financial impact of the remaining AXP wind down to be largely complete by the quarter ending September 30th, and to have a similar impact on our revenues during that quarter.  Thus, as of the December quarter of this year, we expect the financial impact of GE’s inventory rebalancing to be near complete and that AXP revenues will return to previous levels or greater.

21.
Perhaps one of the most important recent strategic developments was the approval of our AXP system and related bag set in China. In partnership with Golden Meditech, we expect sales in Asia to be a major driver of revenue growth over the next several years.  We have already begun to see the benefits of this strategy as we significantly increased sales to China in the recently completed fourth quarter, which enabled us to partially offset the effects of the GE inventory rebalancing.  During the next few quarters, we expect that sales in the Asian marketplace will continue to enable us to counter-balance the temporal effects of the GE inventory rebalancing and provide a revenue bridge to historical levels of AXP sales in the US.

22.
Third, as we have discussed in previous calls, we divested our ThermoLine and CryoSeal product lines during 2013 in connection with our strategic objective of focusing our efforts on transforming our core products into tools that can be used in regenerative medicine.  As a result, our revenues associated with these two non-core product lines have declined from historical levels.  However, divesting these product lines allowed us to reduce our operating expenses and improve our gross margins, which was a critical deliverable in our strategy to re-align our cost structure so that it is scalable to our revenue sources.

23.
Lastly, in July 2013 we signed the definitive merger agreement with TotipotentRX which is the catalyst event in our transformation into an integrated regenerative medicine company – Cesca Therapeutics.  In order to accomplish this, the Company has incurred certain professional fees which impacted both our third and fourth quarters of fiscal 2013.  Combined with costs we have incurred to defend against the Harvest lawsuit and other IP matters, we have incurred approximately $1.5M in legal and professional fees in fiscal 2013.  While this represents a meaningful sum of money, we believe they are critical investments that will drive significant value creation as we transform into a regenerative medicine company.

24.	Having covered the major strategic initiatives, let’s move on to an overview of our financial results - starting with our full year results.

25.
Net revenues for the year ended June 30, 2013 were $18 million, a decrease of $1.0 million, or 5%, from $19.0 million for the same period in 2012.  Revenues decreased due to the divestiture of our CryoSeal and ThermoLine product lines during fiscal 2013.  These two non-core product lines represented $2.2 million in revenues for the year ended June 30, 2012, compared to $944 thousand for the year ended June 30, 2013.  This decrease was partially offset by an increase in revenues from Res-Q disposables as a result of an increase in the number of bone marrow procedures and an increase in new customers.

26.
Gross profit for the year ended June 30, 2013 was $6.4 million, compared to $6.3 million for the same period of 2012.  Gross margins increased from 33% for fiscal 2012 to 35% for fiscal 2013. The increase in gross profit and related increase in gross margins for the year ended June 30, 2013 is primarily due to lower inventory reserves and a change in the mix of products sold in the current fiscal year resulting from the sale of the CryoSeal and ThermoLine product lines.

27.
Operating expenses for the year ended June 30, 2013 were $9.4 million, compared to $11.7 million for the same period in 2012.  The decrease in operating expenses of $2.3 million was primarily due to lower personnel costs resulting from the January 2012 restructuring, lower costs for clinical studies and a gain on the sale of our two non-core product lines.  These decreases were offset by increases in legal and professional fees associated with the proposed merger with TotipotentRx, legal diligence associated with the Res-Q patent litigation, and costs associated with establishing sales and distribution channels in Asia.

28.
As you will note in our Form 10K and related earnings release we have introduced a new financial performance measure to better enable our shareholders to assess our operating performance.  Adjusted EBITDA is a non-GAAP measure defined as loss from operations excluding amounts for depreciation and amortization, stock-based compensation expense, impairment of intangible assets and gain on the sale of product lines.  Adjusted EBITDA is a common measure of operating performance and helps us evaluate our performance by removing from our operating results non-cash items which do not relate to our core operating performance.

29.
Adjusted EBITDA loss was $4.0 million for the year ended June 30, 2013 compared to $4.0 million for the same period in 2012. The adjusted EBITDA loss was the same as the prior year as we offset the decrease in revenues from a change in the mix of products sold in our global markets with a decrease in expenses resulting from our cost reduction initiatives. However, excluding the financial impacts of the CryoSeal and ThermoLine divestitures and the incurrence of legal and professional fees associated with the Cesca merger and IP defense, our adjusted EBITDA loss decreased by $1.5 million which represents a 36% improvement in our core operations over the prior year.

30.	Net loss for the year ended June 30, 2013 was $3.1 million or $0.19 per share, compared to a net loss of $5.0 million or $0.30 per share for the same prior year period.

31.
ThermoGenesis ended the fourth quarter with $6.9 million in cash compared to $7.5 million at the end of the third quarter and $7.9 million at the end of fiscal 2012.  The Company’s product backlog at the end of the fourth quarter was $300 thousand.

32.
With respect to our financial results for the fourth quarter, the events and trends impacting our full year results were also the primary drivers in our fourth quarter operating results.  Revenues and gross profit declined as a result of the divestiture of our CryoSeal and ThermoLine product lines and a decline in the number of AXP disposables sold in the United States market.   However these decreases were partially offset by increases in AXP revenues from the growth in sales in China and increases in our Res-Q disposables which are used by one of our partners in orthopedic regenerative medicine procedures.

33.
Our operating expenses increased due to legal and professional fees associated with the proposed merger with TotipotentRx, legal diligence associated with the Res-Q patent litigation, and costs associated with establishing sales and distribution channels in Asia.  These increases were partially mitigated by costs savings from our cost reduction initiatives.

34.
Our adjusted EBITDA loss for the fourth quarter increased for the reasons just discussed. However, excluding the financial impacts of a change in the mix of products sold in our global markets and the incurrence of legal and professional fees associated with the Cesca merger and IP defense, our adjusted EBITDA loss increased by only $300 thousand which is attributable to the temporal decline in AXP sales in the US.

35.
Before turning the call back to Matt for closing comments, I will briefly comment on our progress on the Cesca merger.  We continue to focus on preparing the various regulatory documents to comply with SEC rules and regulations, including our Form 10-K for the year ended June 30, 2013 and the Form S-4 for the proposed Cesca merger.  In anticipation of the merger, we accelerated the timing of completing our Form 10-K from mid-September to the end of August.  Concurrent with accelerating our own audit we are also in the process of completing a two year audit of TotipotentRX’s financial statements in addition to preparing pro-forma financial information to be included in our forthcoming Form S-4 which we expect to file with the SEC in mid-to-late September.

36.
We are also actively evaluating our best options to fund our clinical trials as we believe they are the catalyst for driving potential significant shareholder value over the near term.  We are assessing various funding mechanisms including potential partnerships with other companies operating in the medical device and regenerative medicine space as well as more traditional forms of equity financings.  However, as of this call, we have no specific plans in place.

37.	With that, I will turn the call back to Matt for his concluding remarks.

Matthew Plavan

Thank you, Dan.

38.	Before turning to the FY2014 outlook, there are a couple of important topics to cover:

a.
As many of you may have seen in early August, Cytomedix announced an agreement to license its Angel system to Arthrex for the concentration of PRP for use in orthopedic indications.  Obviously, this is disappointing news for us, as the Angel system will essentially replace the Res-Q system as Arthrex's product of choice for PRP in orthopedics.  However, Arthrex could no longer afford to delay their market entry with a PRP product to compete against Harvest and others, so we understand their decision to move forward with another technology. Arthrex has been a great development partner for us and we see potential new areas for collaboration between Cesca and Arthrex, which we will pursue in the coming months.

b.
With regard to the claim filed last fall by Harvest Technologies related to patents for the Res-Q System, in the early summer we filed an answer and counter-claims in response to their complaint. Our counter-claims are based on anti-trust and other alleged improper conduct by Harvest and further seeks declarations that the Res-Q System does not infringe their patents and that their patents are invalid. While I can’t speak to this issue in any further detail at this point, I assure you that we are vigorously defending our IP and our products against the Harvest claims, while aggressively pursuing our separate claims against them.  Additionally, I do want to emphasize that our ability to grow our share in the PRP and bone marrow processing markets extends to expanding the application base of both the MXP and AXP platforms as well as new product innovations currently under evaluation. To fully exploit this market opportunity, our strategy has always been, and continues to be, to leverage multiple platforms.

39.
Looking now to Fiscal 2014, the keys to value creation for our shareholders require our continuing to build the base business by leveraging our “first mover” position in Asia and increasing our competitive share in both the Americas and Europe. We must also introduce innovative cell processing technology upgrades along with cutting-edge new products and work closely with our customers to help expand the use of cord blood in medical practice to new indications.

40.
However, our focus will shift to a much greater degree in the coming year to achieving our clinical milestones. Progressing our clinical development milestones are the primary drivers to value creation because they advance our therapeutic products targeting large patient populations.  In parallel to the completion of the CESCA merger transaction in the fourth quarter of calendar year 2013, these clinical milestones include:

Our vascular initiatives which are:

-	The commencement of patient enrollment in a Phase 1b clinical trial in acute myocardial infarction, and to

-	Advance our treatment candidate for critical limb ischemia into a Phase 2 or Phase 2/3 clinical study.

Our orthopedic and soft tissue initiatives are to:

-	Generate robust new clinical data with the completion of three Phase 1 clinical trials – one in non-healing ulcers, one in osteoarthritis, and one in spinal fusion

And finally, our hematopoietic stem cell clinical initiatives including cord blood advancements where we seek to:

-
Launch and operate the first internationally recognized high risk bone marrow transplant program for people of Indian origin.  This program will include both allogeneic bone marrow and cord blood transplants

41.	Achievement of these clinical milestones has its greatest value if developed within our unique Cesca commercialization framework, meaning…

42.	Development costs must be kept down, which we will be able to do with TotiRx’s CRO and Fortis relationship;

43.
Regulatory hurdles must be overcome, which we do through an autologous cell approach and by adherence to strict standards and control for collection, handling, and redelivery to the body as dictated by our protocols and kits; and, finally,

44.	That the products themselves be high-quality, consistent and backed by clinical evidence, which we achieve through world-class, integrated tools and technologies and clinical data.

45.
As I bring our prepared remarks to a close, I would like to leave you with one thought: I know I speak for Ken and Dan when I say that we intend for Cesca Therapeutics to be the market leader in the development and commercialization of stem cell applications for regenerative medicine.  We believe our present actions coupled with our future plans will make this a reality.

46.	With that, I’ll like to open the call up for questions. Operator?

Operator

(Q&A Instructions / Introductions)

At this time, there are no further questions in queue.  I’d like to turn the call back over to Mr. Matthew Plavan.  Go ahead, Sir.

Matthew Plavan

47.	Thank you, Operator. Again we thank you all for joining the call today and look forward to keeping you apprized.

Operator

48.	Ladies and gentlemen, this concludes today’s conference. Thank you for joining us and have a good day.

Forward Looking Statement

This script contains forward-looking statements. Such forward-looking statements include but are not limited to that the proposed merger will be consummated and that the resulting company will be able to become a fully integrated regenerate medicine company, to provide practical, commercializable cell therapies, to rapidly and cost-efficiently develop new clinical trial, cell therapies, to be positioned to commercialize in both developed and emerging markets and to create higher shareholder value.  These statements involve risks and uncertainties that could cause actual outcomes to differ materially from those contemplated by the forward-looking statements. Several factors including the timing of proposed merger, the efficiency of integrating two companies, timing of FDA and foreign regulatory approvals as to products, changes in customer forecasts, our failure to meet customers' purchase order and quality requirements, supply shortages, production delays, changes in the markets for customers' products, introduction timing and acceptance of our new products scheduled for fiscal year 2014, and introduction of competitive products and other factors beyond our control could result in a materially different revenue outcome and/or in our failure to achieve the revenue levels we expect for fiscal 2014.  A more complete description of these and other risks that could cause actual events to differ from the outcomes predicted by our forward-looking statements is set forth under the caption "Risk Factors" in our annual report on Form 10-K and other reports we file with the Securities and Exchange Commission from time to time, and you should consider each of those factors when evaluating the forward-looking statements.

ThermoGenesis Corp.
Web site: http://www.thermogenesis.com
Contact: Investor Relations
+1-916-858-5107, or
ir@thermogenesis.com

Non-Solicitation

This script and the information contained herein shall not constitute an offer to sell, buy or exchange or the solicitation of an offer to sell, buy or exchange any securities, nor shall there be any sale, purchase or exchange of securities in any jurisdiction in which such offer, solicitation, sale, purchase or exchange would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction.  No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.

Additional Information

In connection with the merger, ThermoGenesis intends to file a registration statement (including a prospectus) on Form S-4 with the Securities and Exchange Commission.  Holders of ThermoGenesis Common Stock and TotipotentRx Corporation common stock are urged to read the proxy statement/prospectus and any other relevant documents when filed because they contain important information about ThermoGenesis, TotipotentRx and the merger.  A proxy statement will be sent to holders of our Common Stock and a proxy statement/prospectus will be sent to holders of TotipotentRx Corporation common stock.  When filed, the proxy statement/prospectus and other documents relating to the proposed merger can be obtained free of charge from the SEC’s website at www.sec.gov.  These documents can also be obtained free of charge from ThermoGenesis upon written request to ThermoGenesis, Investor Relations, 2711 Citrus Road Rancho Cordova, CA 95742.